                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*



                          Envirodyne Industries, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   294037205
        ---------------------------------------------------------------
                                (CUSIP Number)

                             Steven M. Adams, Esq.
                    Cargill Financial Services Corporation
                             6000 Clearwater Drive
                             Minnetonka, MN 55343
                                 612-984-3404

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               January 23, 1997
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13C to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CARGILL FINANCIAL SERVICES CORPORATION   FEIN: 41-1492786
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(a) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          592,140
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             NONE
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          592,140
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          NONE
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      592,140
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.0894%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     Item 1. Security and Issuer
             -------------------

     This Statement relates to the Common Stock $.01 par value (the "Envirodyne Stock"), of Envirodyne Industries, Inc. a Delaware corporation ("Envirodyne"), the principal executive offices of which are located at 701 Harger Road, Suite 121, Oak Brook, Illinois 60521. This Statement incorporates by reference the 13D filed January 7, 1994, and all amendments thereto.

     Item 2. Identity and Background
             -----------------------

     (a) The person filing this Statement is Cargill Financial Services Corporation, a Delaware corporation ("CFSC"), the address of which is 6000 Clearwater Drive, Minnetonka, Minnesota 55343. The principal business of CFSC is financial trading and investment activities, conducted both on a proprietary basis and on behalf of unaffiliated investors.

     (b)  Not applicable.

     (c)  Not applicable.

     (d) CFSC has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) CFSC has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order against it enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Not applicable.

     Item 3. Source and Amount of Funds or Other Consideration
             -------------------------------------------------

     The source of funds for all purchases of the Envirodyne Stock was working capital.

     Item 4. Purpose of Transaction
             ----------------------

     Neither CFSC nor any of its employees or affiliates have any present plans or proposals which relate to or would result in any of the events enumerated under Item 4 of Schedule 13D.

     Item 5. Interest in Securities of the Issuer
             ------------------------------------

     CFSC currently holds 592,140 shares of the Envirodyne Stock. Based upon information provided by Envirodyne, such holdings constitute 4.0894% of the outstanding shares of the Envirodyne Stock. Certain officers and employees of CFSC have sole voting power and disposition power over the shares of the Envirodyne Stock held by CFSC.

     The transactions effected by CFSC in the Envirodyne Stock since the most recent filing on Schedule 13D are an open market sale of 170,100 shares at $6.875 made January 23, 1997.

     Item 6. Contracts, Arrangements, Undertakings or Relationships with
             -----------------------------------------------------------
             Respect to Securities of the Issuer
             -----------------------------------

     None

     Item 7. Material to be Filed as Exhibits
             --------------------------------

     None

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                       CARGILL FINANCIAL SERVICES
                                       CORPORATION



                                       By: /s/ Patrick J. Halloran
                                          ------------------------
                                               Patrick J. Halloran
                                               Vice President


Date:  January 24, 1997

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